Contact

anancopty@hotmail.com

www.linkedin.com/in/anan-copty-phd-7089a3b (LinkedIn)

Top Skills

Negotiation

Strategic Planning

Physics

Languages

English, Arabic, Hebrew and some French

Publications

Localized Heating of Biological Mediums Using a 1 Watt Microwave Near-Field Probe

Electron spin resonance microscopic surface imaging using a microwave scanning probe

Evidence for a specific microwave radiation effect on the green fluorescent protein

Low Power Near-Field Microwave Applicator for Localized Heating of Soft Matter

Scanning Ferromagnetic Resonance Microscopy and Resonant Heating of Magnetite Nanoparticles: Demonstration of Thermally-Detected Magnetic Resonance

Anan Copty, PhD

Founder & CEO at SynergyMed

Boston, Massachusetts, United States

Summary

Experienced Innovation Leader and Entrepreneur with a demonstrated history of working in the medical device and the semiconductor industries. Skilled in Management, Research and Development (R&D), Physics, Business Development, and Multi-Disciplinary technologies. Strong business development professional with a Ph.D. in Physics.

I believe in human's ability to make a difference through structured practice, hard work, and strong ethical principles.

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Experience

SynergyMed
Founder and CEO
January 2018 - Present (6 years 10 months)
Jerusalem - Boston

SynergyMed is a medical device company at the early stage. The company has developed a noninvasive thermal ablation treatment device for cancer tumors for the veterinary, research and human markets.

Invented the medical device and started the company. Responsibilities include managing the R&D work, fund raising, customer development, business development, team creation, regulatory, grant proposal writing, patent writing, market study, and strategic roadmap of the company.

Jest
JEST Board Member
May 2015 - March 2021 (5 years 11 months)
Jerusalem, Israel

Part of the Board Members of JEST hub for Entrepreneurs which is an NGO.

The JEST hub hosts new and existing startups, to be supported by affordable and shared administrative services.

NIMD Ltd
Founder and CEO
January 2015 - December 2017 (3 years)
Jerusalem

Intel
10 years 4 months

Senior Device Physicist
February 2007 - December 2014 (7 years 11 months)
Israel and Portland, Oregon

Took a pivotal role in the development team of both the 45nm and 22nm CMOS technology nodes of Intel Trigate FinFET, strained silicon, high-k, dual metal gate transistors. Worked with Intel's top notch device, reliability and integration engineers at PTD. Performed device physics analysis of manufactured transistor circuits relating transistor performance and reliability to process flow. Wrote analysis reports to provided feedback and recommendation to the manufacturing line to improve yield. Took a leadership role by providing coaching, feedback, process flow and device physics courses, technological seminars as well as leading technological projects including process variation, reliability, yield and performance improvement. Provided expertise for an Analog Design group on the 14nm Intel technology, working on process-design interaction issues.

Senior R&D Physicist
September 2004 - February 2007 (2 years 6 months)
Jeruslaem

Worked with a technology development group on researching, developing and pathfinding of new technologies including radio-frequency MEMS switch device, novel vacuum silicon transistor and bio-sensors. Managed all technical aspects of the vacuum transistor project by planning and working with design, simulation, process and Etest engineers. Lead the technicians and engineers involved in wafer-level electrical testing. Devised testing standards and protocols. Designed and simulated electrical and RFIC test structures to evaluate device performance, process stability, limitations or defects. Performed failure analysis. Wrote researched reports to tackle encountered processing challenges. Wrote invention patents pertaining to my group. Analyzed data and coordinated measurements with the various company divisions.

Hebrew University of Jerusalem

Student
October 2000 - 2005 (5 years)

Radiation Monitoring Devices, Inc.
Staff Scientist
March 1999 - October 2000 (1 year 8 months)

Worked in the R&D division for a company that makes semiconductor light detectors. Involved in writing research grant proposals to various government agencies for commercial and scientific product development and carried out the proposed projects. Main projects were in the areas of avalanche photodiode characterization, building proof of concept apparatus and performing measurements for medical device development and other energy collection optimization projects.

Harvard Medical School
R&D Physicist
January 1997 - December 1998 (2 years)

Designed, built and tested BirdCage Radio-Frequency Coils for Magnetic Resonance Imaging applications and NMR spectroscopy. Made Quantum Mechanical calculations for various NMR pulse sequences on multinuclear weakly-coupled systems.

Harvard-Smithsonian Center for Astrophysics
Research Assistant
October 1994 - August 1996 (1 year 11 months)

Ultraviolet Detector project. The project included designing (using CAD) and building a UV detector to be used in an experiment to study dielectronic recombination, the dominant mechanism for the recombination of ions in astrophysical plasmas. Learned a good deal about vacuum technology and hardware, electronics, mechanical design, microchannel plate calibration techniques, and project planning. Used various software such as CAD and SIMION, an ion optics simulation package used to analyze ion beams' motion in electric and magnetic fields.

Harvard Physics Department
Research Assistant
May 1994 - September 1994 (5 months)

Aided researchers in building various instruments for particle trapping experiments. Constructed RF filters and square law detectors, made and tested field emission points, built FET power supplies, gold plated ion traps, troubleshooted electronic devices and simulated electronic circuits on the computer. Designed and built a Current Supply that powers the Helmholtz coils around a Penning trap. Communicated with different companies to order products. Gained machine shop experience.

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Education

The Hebrew University
Ph.D., Physics · (2001 - 2005)

Boston College
MSc, Physics · (1995 - 1998)

Gordon College
BS, Physics and Minor in Mathematics · (1990 - 1994)

Terra Sancta High School
High School